UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)

FIRST ISRAEL FUND INC.
(Name of Issuer)
-----------------------------------------------------------

Common Stock
(Title of Class of Securities)
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32063L100
(CUSIP Number)
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December 31, 2000
(Date of Event Which Requires Filing of this Statement)
-----------------------------------------------------------


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/x/ Rule 13d-1(b)
/ / Rule 13d-1(c)
/ / Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 6 pages

Cusip 32063L100
-----------------------------------------------------------
1
Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only).

Brinson Partners, Inc.
36-3664388
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2
Check the Appropriate Box if a Member of a Group (See
Instructions)
a   / /
b   /x/  See Item 8 of attached schedule.
-----------------------------------------------------------
3
SEC USE ONLY
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4
Citizenship or Place of Organization - Delaware
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Number of       5.  Sole Voting Power           474,500
Shares Bene-    6.  Shared Voting Power         _______
ficially        7.  Sole Dispositive Power      _______
Owned by Each   8.  Shared Dispositive Power    474,500
Reporting
Person With:
-----------------------------------------------------------
9
Aggregate Amount Beneficially Owned by Each Reporting Person
474,500 Shares  *
-----------------------------------------------------------
10
Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------
11
Percent of Class Represented by Amount in Row (9)
11.1%
-----------------------------------------------------------
12
Type of Reporting Person (See Instructions)
IA
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* Brinson Partners, Inc. disclaims beneficial ownership of such securities.

Page 2 of 6 pages

-----------------------------------------------------------
1
Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only).

UBS AG
98-0186363
-----------------------------------------------------------
2
Check the Appropriate Box if a Member of a Group (See
Instructions)
a   / /
b   /x/ See Item 8 of attached schedule.
-----------------------------------------------------------
3
SEC USE ONLY
-----------------------------------------------------------
4
Citizenship or Place of Organization - Switzerland
-----------------------------------------------------------

Number of       5.  Sole Voting Power           807,200
Shares Bene-    6.  Shared Voting Power         ____0_
ficially        7.  Sole Dispositive Power      ____0_
Owned by Each   8.  Shared Dispositive Power    807,200
Reporting
Person With:
-----------------------------------------------------------
9
Aggregate Amount Beneficially Owned by Each Reporting Person
807,200 shares *
-----------------------------------------------------------
10
Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------
11
Percent of Class Represented by Amount in Row (9)
19.0%
-----------------------------------------------------------
12
Type of Reporting Person (See Instructions)
BK See Item 3 of attached schedule.
-----------------------------------------------------------
* UBS AG disclaims beneficial ownership of such securities.

Page 3 of 6 pages

Cusip 32063L100
-----------------------------------------------------------

Item 1(a).  Name of Issuer:
FIRST ISRAEL FUND INC.

Item 1(b).  Address of Issuer's Principal Executive Offices:
Bear Stearns
245 Park Avenue
New York, NY  10167
-----------------------------------------------------------

Item 2(a) Name of Persons Filing:
UBS AG ("UBSAG").
Item 2(b) Address of Principal Business Office or, if none,
Residence:
UBSAG's principal business office is located at:
Bahnhofstrasse 45
8021, Zurich, Switzerland

Item 2(c) Citizenship:
Switzerland

Item 2(d) Title of Class of Securities:
Common Stock (the "Common Stock")

Item 2(e) CUSIP Number:
32063L100
-----------------------------------------------------------

Item 3.  Type of Person Filing:
UBS AG is classified as a Bank as defined in Section 3(a)(6)
of the Act pursuant to no action relief granted by the staff of the Securities and Exchange Commission.
-----------------------------------------------------------

Item 4 (a)-(c)(iv).  Ownership:
Incorporated by reference to Items 5-11 of the cover pages.
-----------------------------------------------------------

Item 5.  Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.
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Page 4 of 6 pages

Cusip 32063L100
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Item 6.  Ownership of More than Five Percent on Behalf of
Another Person:
An Account managed on behalf of UBS (CH) Equity Fund - Emerging Markets on a discretionary basis by UBS has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock and holds in excess of 5 percent of the outstanding Common Stock.

-----------------------------------------------------------

Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company:
Not Applicable
-----------------------------------------------------------

Item 8 Identification and Classification of Members of the
Group:
Not Applicable
-----------------------------------------------------------

Item 9 Notice of Dissolution of Group:
Not Applicable
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Item 10 Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2001


Brinson Partners, Inc.


By: ______________________     By: ______________________
      Mark F. Kemper                Charles R. Mathys
      Secretary                     Assistant Secretary

UBS AG


By: ______________________ 	By: ______________________
      Robert C. Dinerstein          Robert B. Mills
      Managing Director             Managing Director

32063L100
-----------------------------------------------------------

EXHIBIT 1
AGREEMENT TO MAKE A JOINT FILING

Brinson Partners, Inc. and UBS AG each agrees that this
Schedule 13G (including all amendments thereto) is filed by and on behalf of each such party.

Date:  February 14, 2001

Brinson Partners, Inc.


By: /s/Mark F. Kemper           By: /s/Charles R. Mathys
      Mark F. Kemper                   Charles R. Mathys
      Secretary                        Assistant Secretary

UBS AG


By:  /s/ Robert C. Dinerstein      By:/s/Robert B. Mills
         Robert C. Dinerstein            Robert B. Mills
         Managing Director               Managing Director


Page 6 of 6 pages

EXHIBIT 1

AGREEMENT TO MAKE A JOINT FILING

Brinson Partners, Inc. and UBS AG each agrees that this
Schedule 13G (including all amendments thereto) is filed by and on behalf of each such party.

Date:  February 14, 2001

Brinson Partners, Inc.


By: /s/Mark F. Kemper           By: /s/Charles R. Mathys
      Mark F. Kemper                   Charles R. Mathys
      Secretary                        Assistant Secretary

UBS AG


By:  /s/ Robert C. Dinerstein      By:/s/Robert B. Mills
         Robert C. Dinerstein            Robert B. Mills
         Managing Director               Managing Director